Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

November 2, 2012

SUBMITTED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention : Chris Windsor

Re:	Western Liberty Bancorp
Withdrawal of Post-Effective Amendment No. 1 to
Registration Statement on Form S-3 (Reg. No. 333-163129)

Dear Mr. Windsor:

On behalf of our client, Western Alliance Bancorporation, successor to Western Liberty Bancorp (“Western Liberty”), and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request the withdrawal of Western Liberty’s Post-Effective Amendment No. 1, filed on November 1, 2012 (the “Amendment”), to the Registration Statement on Form S-3, filed on November 16, 2009 (the “Registration Statement”).

We request that the Amendment be withdrawn as the Amendment was referred to as a post-effective amendment and the Registration Statement was not declared effective. No securities were sold in connection with the Amendment.

Should you have any questions regarding this matter, please call me at (202) 637-6815.

Very Truly Yours,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com